

June 2, 2014

Via E-mail
Mr. John H. Lewis
Founder and Managing Partner
Osmium Partners, LLC
300 Drakes Landing Rd #172
Greenbrae, CA 94904

      Re: **Spark Networks, Inc.**
                Definitive Additional Materials on Schedule 14A
                Filed by Osmium Partners, LLC et al.
                Filed May 20, 2014
                File No. 001-32750

Dear Mr. Lewis:

We have reviewed your letter dated May 29, 2014 and have the following comment.

Why Change Is Needed, page 16

1.   We note the response to prior comment 1. Without agreeing or disagreeing with the beneficial ownership analysis contained in the response, we continue to believe that you should disclose the information presented in the table on page 2 of your response letter dated May 27, if any future filings contain the statement that each Osmium Nominee alone has more capital at risk than the entire board and management combined. Security holders should be able to gauge the extent to which each Osmium Nominee's capital at risk exceeds that of the entire board and management combined.

      You may contact me at (202) 551-3503 if you have any questions regarding our comment.

                              Sincerely,

                              /s/ David L. Orlic

                              David L. Orlic
                              Special Counsel
                              Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
   Murray A. Indick, Esq.
   Crowell & Moring LLP